DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2200

Via UPS Overnight

February 29, 2016

Kim McManus, Senior Counsel

Sandra Hunter, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	CNL Healthcare Properties II, Inc.

Amendment No. 3 to Registration Statement on Form S-11 Filed February 9, 2016

File No. 333-206017

Dear Ms. McManus and Ms. Hunter:

In response to your request, we hereby confirm on behalf of our client, CNL Healthcare Properties II, Inc. (“we,” “us” or the “Company”), that the Company does not currently intend to increase fees or reimbursements paid to CHP II Advisors, LLC (the “Advisor”) or any of the Advisor’s affiliates from those described in Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”), to indirectly reimburse the Advisor for the other organization and offering expenses to be paid by the Advisor, as described in Amendment No. 3. However, the Company must reserve the flexibility to revisit the fees and reimbursements paid to the Advisor and its affiliates in the future. We will clarify the possibility of such changes being made without stockholder consent in the Company’s final 424(b)(3) filing to be filed upon effectiveness of Amendment No. 3.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh